EXHIBIT 99.12

CONSENT OF KEVIN FRANCIS

This consent is provided in connection with the filing of the Annual Report on Form 40-F of EMX Royalty Corporation (the “Company”) with the United States Securities and Exchange Commission (the "SEC") and any amendments thereto, and any exhibits or documents incorporated by reference therein (collectively, the "Annual Report"). The Annual Report incorporates by reference, among other things, the Company's Annual Information Form for the year ended December 31, 2024 (the "AIF"), the Company's Management Discussion and Analysis for the year ended December 31, 2024 (the "MD&A"), and the Audited Consolidated Financial Statements of the Company for the years ended December 31, 2024 and 2023, including the notes thereto.
I, Kevin Francis, hereby consent to (i) the inclusion and incorporation by reference in the Annual Report of references to and information derived or summarized from the technical report entitled "NI 43-101 Technical Report - Timok Copper - Gold Project Royalty, Serbia" dated March 25, 2022 (the "Amended and Restated Technical Report"), or portions thereof, that was prepared by me, that I supervised the preparation of and/or was reviewed and approved by me; and (ii) the use of and references to my name, including as an expert or "qualified person", and my involvement in the preparation of the Amended and Restated Technical Report in each case where used or incorporated by reference into the Annual Report.
I also hereby consent to such use of my name in and the incorporation by reference of such information contained or incorporated by reference in the Annual Report and exhibits thereto into the Company’s Registration Statements on Form S-8 (No. 333-213709 and No. 333-275554), if applicable, as amended.
Dated:  March 12, 2025

/s/ Kevin Francis
Kevin Francis, SME Registered Member Mineral Resource Management LLC